Exhibit 99(1)

FOR IMMEDIATE RELEASE	10 March 2004

BLB Investors, L.L.C. (“BLB”)

Agreement to acquire up to 14.98% of Wembley plc (“Wembley”)

BLB announces that it has agreed to acquire from Active Value Fund Managers Limited (“Active Value”) 2,811,108 shares in Wembley, representing 8.09% of Wembley’s issued share capital, at a price of £8.00 per share. BLB has also entered into certain other arrangements with Active Value under which it can increase its total holding in Wembley by a further 2,391,178 Wembley shares (representing 6.88% of Wembley) to a total of 5,202,286 Wembley shares, representing 14.98% of Wembley’s issued share capital.

In addition, Active Value has stated its intention (on a non-binding basis) to enter into an option with BLB over the balance of Active Value’s holding, being 2,530,214 Wembley shares representing 7.28% of Wembley’s issued share capital. Further details of these arrangements between BLB and Active Value are set out in the notes below.

BLB is a Delaware limited liability company, which is 50% owned by investment affiliates of Starwood Capital Group Global, L.L.C. (“Starwood Capital”). Investment affiliates of Kerzner International Limited (“Kerzner”) and Waterford Group, L.L.C. (“Waterford”) each hold 25% of BLB. Starwood Capital, a private company, is a leading real estate investment firm with a diversified portfolio. Kerzner is an international developer and operator of destination resorts and casinos whose shares are listed on the New York Stock Exchange. Waterford is a private entertainment and gaming company formed to acquire, develop and manage lodging, gaming and entertainment projects. Further details on Starwood Capital, Kerzner and Waterford are set out in the notes below.

BLB has approached the board of Wembley indicating that it wishes to examine the feasibility of making a recommended offer for Wembley. BLB’s decision on whether or not to make an offer will depend on, among other things, the outcome of a due diligence evaluation of Wembley. Accordingly, there can be no certainty that BLB will make an offer for Wembley.

A further announcement will be made in due course, as appropriate.

Enquiries:

Tulchan Communications
Andrew Grant	+44 20 7353 4200
Andrew Honnor	+44 20 7353 4200
J.P. Morgan plc
Murray Orr	+44 20 7742 4000
Edward Banks	+44 20 7742 4000

Notes

About Starwood Capital

Since its inception in 1991, Starwood Capital (www.starwoodcapital.com) has specialised in real estate investments on behalf of high net worth families, pension funds and other institutional investors. During this period, Starwood Capital and its affiliates have invested approximately $2.6 billion of private and institutional capital for transactions representing approximately $8.0 billion worth of real estate and related assets.

About Kerzner

Kerzner International Limited (NYSE: KZL; www.kerzner.com) is a leading international developer and operator of destination resorts and casinos. Kerzner’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner also developed and receives certain revenue derived from the Mohegan Sun Casino in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, Kerzner manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa.

About Waterford

Waterford Group, L.L.C. (www.waterfordgroup.net) is an industry leader in the development and operation of gaming and leisure properties. With 27 properties throughout the United States, Waterford has experience operating virtually every type of property, including gaming facilities, full-service and resort properties, conference and convention centers, all-suite hotels, and limited services properties. The company was responsible for developing the Mohegan Sun Casino in Uncasville, Connecticut, through a 50/50 partnership with Kerzner. Since 1986, Waterford has been involved in the development of projects totalling more than $2 billion.

Arrangements with Active Value

BLB has agreed to acquire 2,811,108 Wembley shares, representing 8.09% of Wembley’s issued share capital, at a price of £8.00 per share from funds managed by Active Value.

BLB has been granted an option (the “Option”) by Active Value to acquire 1,870,602 shares representing 5.39% of Wembley’s issued share capital (the “Option Shares”). The Option is exercisable (subject as mentioned below) at £8.00 per share at or before (and will lapse after) 10.00 am on 30 March 2004 unless an announcement by BLB of a firm intention to make an offer for Wembley has been made by then (the “BLB Offer”). If the BLB Offer is announced, the Option will be exercised at the same price per share as under the BLB Offer. Once exercised, completion of the Option will be subject only to any necessary notifications and filings having been made and all relevant waiting periods expiring under the Hart-Scott-Rodino Antitrusts Improvements Act of 1976 (as amended).

If, however, before a BLB Offer is announced, another party (including MGM MIRAGE) announces an offer for Wembley at a price in excess of £8.00 per share (disregarding consideration arising from the Lincoln Park Reorganisation under MGM MIRAGE’s offer or anything similar thereto), the Option (if not already exercised) will only be exercised by BLB if it announces a BLB Offer at or before 10.00 am on 30 March 2004.

Active Value has agreed that: (i) it will vote the Option Shares against the scheme of arrangement effecting the proposed acquisition by MGM MIRAGE of Wembley (the “MGM MIRAGE Offer”) announced on 27 January 2004 (as it may be modified from time to time) provided that BLB announces a BLB Offer at or before 10.00 am on 30 March 2004 and will do so until that offer lapses or is withdrawn; (ii) it will also vote the Option Shares against any alternative proposal leading to a change of ownership of Wembley or any material assets of the Wembley group until and including 10.00 am on 30 March 2004 or, if BLB has announced a BLB Offer by that date, until that offer lapses or is withdrawn; and (iii) it will vote the Option Shares in favour of any offer made by BLB for Wembley by way of a scheme of arrangement provided BLB has announced that offer at or before 10.00 am on 30 March 2004. The period during which BLB is entitled to exercise the Option may be extended by a maximum of 10 days in the event that the vote in respect of the MGM MIRAGE Offer is adjourned or postponed.

The balance of Active Value’s holding (the “Retained Shares”) comprises 3,050,790 shares which represent 8.78% of Wembley’s issued share capital. Active Value has agreed to vote the Retained Shares against the MGM MIRAGE Offer (as it may be modified from time to time) and any alternative proposals leading to a change of ownership of Wembley or any material assets of the Wembley group, until and including 10.00 am on 30 March 2004 or if BLB has announced a BLB Offer at or before that time until that offer lapses or is withdrawn. However, this agreement will lapse if Active Value offers BLB an option over the Retained Shares on the same terms as the existing option between the parties and BLB does not accept that offer. Active Value has stated its intention (on a non-binding basis) to enter into an option with BLB under which the Retained Shares would become subject to the Option on the same basis as the Option Shares as soon as permitted by the Rules Governing Substantial Acquisitions of Shares.

BLB has agreed with Active Value that it will acquire up to 520,576 of these Retained Shares, representing up to a further 1.50% of Wembley’s share capital, at a price of £8.00 per share, to the extent that it does not acquire shares representing 1.50% of Wembley’s share capital from other persons on or before 17 March 2004.

Active Value has agreed that it will not otherwise dispose of the Option Shares or the Retained Shares or interests in those shares nor will it deal in the shares of Wembley whilst it is bound by the agreement with BLB. In the event that there is no BLB Offer at or before 10.00 am on 30 March 2004, Active Value would, inter alia, be free to vote the Option Shares and the Retained Shares in favour of the MGM MIRAGE Offer or accept any other offer that arises. BLB has agreed that if it does not announce a BLB Offer at or before 10.00 a.m. on 30 March 2004 (or if it does, but the offer then lapses or is withdrawn), BLB will (unless otherwise agreed by Active Value) support the highest offer outstanding for Wembley (in the case of a takeover offer, by accepting it by the final closing date for acceptances, or, in the case of a scheme of arrangement, by attending the meetings of Wembley to approve the scheme and voting in favour of the scheme) in relation to any shares that it has acquired from Active Value and still holds at the relevant time.

There can be no certainty that a BLB Offer will be made.

This announcement does not constitute an offer or invitation to purchase, or any solicitation of an offer to sell, any securities or the solicitation of any vote or approval in any jurisdiction nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any contract therefor.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BLB Investors, L.L.C., and no one else in connection with the possible offer and will not be responsible to anyone other than BLB Investors, L.L.C. for providing the protections afforded to clients of J.P. Morgan plc or for providing advice in relation to the possible offer.